UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2003

NCE PETROFUND

(Translation of registrant’s name into English)

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5

(Address of principal offices)

Material Change Report – For News Release dated March 10, 2003 “NCE Petrofund announces plans to internalize management and consolidate operations in Calgary”.

Indicate by check mark whether the Registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ________  No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NCE PETROFUND –SEC File No. 00-115124

(Registrant)

March 19, 2003

By:__________________________

                                            John Voodlaid, V-P, Finance